English Translation

This document is executed in Indonesian Language

No. 080/E00-E0O/FIN/14

April 25, 2014

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Credit Opinion from Moody’s Investors Service

Dear Sir/Madam,

Please kindly be informed the Credit Opinion that we obtained from Moody’s Investors Service (“Moody’s”) which among other things conveying rating affirmation at Ba1 / Stable Outlook for:

-

Corporate Family Rating  – Dom Curr

-

Issuer Rating – Dom Curr

-

Bkd Senior Unsecured Rating

Please be advised that this is a similar rating with what Moody’s has previously issued (for complete reference, please open http://www.indosat.com/Investor_Relations ).

Thank you for your kind attention.

Sincerely,

Group Head

Investor Relations & Corporate Secretary

Bayu Hanantasena

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee